

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 19, 2015

Mail Stop 4631

<u>Via E-mail</u>
Ernesto Bautista III
Chief Financial Officer
CARBO Ceramics Inc.
575 North Dairy Ashford; Suite 300
Houston, TX 77079

> **Re:** **CARBO Ceramics Inc.**
> **Form 10-K for the Year Ended December 31, 2014**
> **Filed February 26, 2015**
> **File No. 1-15903**

Dear Mr. Bautista:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief
Office of Manufacturing and
Construction